Exhibit 21.1

Subsidiaries of Registrant

The following companies are subsidiaries of Thunder Mountain Gold, Inc. as of December 31, 2023.  Unless otherwise noted, a subsidiary (50% or greater ownership) are owned 100%.

1. Thunder Mountain Resources, Inc., an Nevada corporation;

2. South Mountain Mines, Inc., an Idaho corporation; and

3. Owyhee Gold Territory, LLC, an Idaho limited liability company (75%).